**ANGLO AMERICAN**

06012824

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

18 April, 2006

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Butterfield Trust x 2
- Share buy back x 8
- Director/PDMR interests x 5
- Anglo Platinum Limited - Rhodium Contract Sales Press Release



Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 80 copies

ANGLO AMERICAN

## News Release

**12 April 2006**

**Anglo American plc notification:**
**Anglo Platinum Press Release**

Anglo American plc wishes to draw attention to an announcement made by Anglo Platinum concerning Rhodium Contract Sales, attached hereto.

**Anglo American plc**
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

**ANGLO PLATINUM**

# Media Release

12 April 2006

## RHODIUM CONTRACT SALES

Anglo Platinum announces that in terms of existing long-term confidential contractual arrangements with several customers a portion of sales of rhodium metal is being made at prices significantly below the current spot price.

The arrangements are such that if the current price of rhodium of US$4 500/oz remains in place to 31 December 2006, Anglo Platinum's average price achieved for the year will be US$3 523/oz. If the price of rhodium is US$3 500/oz for the same period Anglo Platinum's average price achieved will be US$3 136/oz.

As a result of massive historic movements in the price of rhodium and the likely damage caused thereby to sustainable rhodium demand, these contractual arrangements were put in place to provide users with increased certainty in developing and planning their technology applications.

For further information, please contact

Trevor Raymond
+2711 373-6462
+2782 654 8467

**Anglo Platinum Limited**
55 Marshall Street Johannesburg 2001
P O Box 62179 Marshalltown 2107 Republic of South Africa
Tel +27 (0)11 373 6111 Fax +27 (0)11 373 5111 http://www.angloplatinum.com

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,166 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 January to 31 March 2006.

Following the admitting of these Shares the Company's issued share capital will be 1,524,599,658 Shares.

Andy Hodges
Deputy Secretary

4 April 2006

END.

Anglo American plc
(the "Company")



**Purchases of shares in Anglo American plc**

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 375,000 of its ordinary shares on 3 April 2006 at prices between £22.60 and £22.7990 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 3,752,280 ordinary shares in treasury, and has 1,524,224,916 ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Secretary

4 April 2006

END.

Anglo American plc
(the "Company")

**Purchases of shares in Anglo American plc**

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 347,000 of its ordinary shares on 13 April 2006 at prices between £23.40 and £24.08 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 7,906,702 ordinary shares in treasury, and has 1,520,070,236 ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

18 April 2006

END.

Anglo American plc
(the "Company")

**Purchases of shares in Anglo American plc**

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 800,000 of its ordinary shares on 12 April 2006 at prices between £23.74 and £24.21 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 7,559,702 ordinary shares in treasury, and has 1,520,417,236 ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

13 April 2006

END.

Anglo American plc
(the "Company")

**Purchases of shares in Anglo American plc**

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 800,000 of its ordinary shares on 11 April 2006 at prices between £24.31 and £24.50 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 6,759,702 ordinary shares in treasury, and has 1,521,217,236 ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary

12 April 2006

END.

Anglo American plc
(the "Company")

**Purchases of shares in Anglo American plc**

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 526,000 of its ordinary shares on 10 April 2006 at prices between £23.34 and £23.96 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 5,959,702 ordinary shares in treasury, and has 1,522,017,236 ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Secretary

11 April 2006

END.

Anglo American plc
(the "Company")

**Purchases of shares in Anglo American plc**

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 800,000 of its ordinary shares on 7 April 2006 at prices between £23.25 and £23.82 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 5,433,702 ordinary shares in treasury, and has 1,522,543,236 ordinary shares in issue (excluding treasury shares).

G A Wilkinson
Deputy Secretary

10 April 2006

END.

Anglo American plc
(the "Company")

**Purchases of shares in Anglo American plc**

Further to the announcement of 23 March 2006 (a copy of which is available on the Company's website), Anglo American plc purchased 490,000 of its ordinary shares on 4 April 2006 at prices between £22.63 and £23.02 per share. The purchased shares will all be held as treasury shares.

Following the above transaction, Anglo American plc holds 4,242,280 ordinary shares in treasury, and has 1,523,734,658 ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Secretary

5 April 2006

END.

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 27,826,312 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
| --- | --- |
| 3 April 2006 | 277,748 |
| 4 April 2006 | 440,866 |
| 5 April 2006 | 276,423 |
| 6 April 2006 | 380,777 |
| 7 April 2006 | 145,623 |

The Company was advised of these transactions on 7 April 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
| --- | --- |
| D A Hathorn | A E Redman |
| R Médori | R J King [3] |
| S R Thompson[1] | P L Zim |
| A J Trahar [2] | P M Baum |
| | R Havenstein |
| | R M Godsell |
| | R S Robertson [4] |
| | P Smith [5] |
| | J N Wallington |

The following Directors and PDMRs of the Company were connected with transactions that were the subject of separate announcements:

(1) Mr Thompson was connected with a transaction that took place on 6 April 2006 in respect of 60,000 Ordinary Shares.
(2) Mr Trahar (Chief Executive of the Company) was connected with a transaction that took place on 4 April 2006 in respect of 115,000 Ordinary Shares.
(3) Mr King was connected with two transactions that took place on 6 April 2006 in respect of 91,392 Ordinary Shares.
(4) Mr Robertson was connected with two transactions that took place on 4 & 5 April 2006 in respect of 91,700 Ordinary Shares.
(5) Mr Smith was connected with a transaction that took place on 6 April 2006 in

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 27,167,324 Ordinary Shares held by the Trust:

| Date of Transfer | Number of Ordinary Shares |
|---|---|
| 10 April 2006 | 215,780 |
| 11 April 2006 | 182,280 |
| 12 April 2006 | 222,978 |
| 13 April 2006 | 37,950 |

The Company was advised of these transactions on 13 April 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

| Directors | PDMRs |
|---|---|
| D A Hathorn [(1)] | A E Redman |
| R Médori | R J King |
| S R Thompson | P L Zim |
| A J Trahar | P M Baum |
| | R Havenstein |
| | R M Godsell |
| | R S Robertson |
| | P Smith |
| | J N Wallington |

[(1)] Mr Hathorn (an Executive Director of the Company) was connected with a transaction that took place on 10 April 2006 in respect of 60,000 Ordinary Shares, which was the subject of a separate announcement.

N Jordan
Company Secretary
13 April 2006

# Anglo American PLC ("the Company")

**Directors' Interests**

The Company announces that on 3 April 2006 the following non-executive directors of the Company subscribed for ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

| Director | Number of Shares | Price £ |
|---|---|---|
| R J Margetts | 390 | 21.078 |
| Sir Mark Moody-Stuart | 512 | 21.078 |
| F T M Phaswana | 612 | 21.078 |
| Mr P Woicke | 515 | 21.078 |
| R C Alexander | 137 | 21.078 |

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

Andy Hodges
Deputy Secretary
4 April 2006

## ANGLO AMERICAN plc (the "Company")

**PDMRS' INTERESTS**

The Company announces that on 11 April 2006, the following exercises of Long Term Incentive Plan Options, originally granted in 2002, over ordinary shares of US$0.50 in the capital of the Company ("Shares") were made at a nominal price of £1.00 by the following Persons Discharging Managerial Responsibility ("PDMR"):-.

| Name of PDMR | Number of Shares |
|---|---|
| Mr P Smith | 13 000 [(1)] |
| Mr A E Redman | 7 076 [(2)] |

(1) Of the 13 000 Shares, 2 600 Shares have been sold to satisfy tax and national insurance due on the award.

(2) Of the 7 076 Shares, 2 830 Shares have been sold to satisfy tax and national insurance due on the award.

Andy Hodges
Deputy Company Secretary
12 April 2006

**Anglo American plc**
(the "Company")

## Directors' Interests

The Company announces that on 10 April 2006 Mr D A Hathorn, an Executive Director of the Company exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Executive Share Option Scheme as follows:

| Number of Share Options | Option Strike Price | Share Sale Price |
|---|---|---|
| 60,000 | £9.28 | £23.665 |

## Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Friday 7 April 2006:

1. The SIP trust acquired a total of 8,739 ordinary shares at a price of £23.62 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility ("PDMR") of the Company each purchased 5 ordinary shares at a price of £23.62 and were allocated 5 matching shares, free of charge:

| | |
|---|---|
| R J King | (PDMR) |
| R S Robertson | (PDMR) |
| P Smith | (PDMR) |
| S R Thompson | (director) |
| A J Trahar | (director) |

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

A Hodges
Deputy Company Secretary
10 April 2006

# Anglo American plc ("the Company")

## Director/PDMR's Interests

The Company announces that on 5 April 2006 Mr R S Robertson, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Executive Share Option Scheme as follows:

| **Number of Share Options** | **Option Strike Price** | **Share Sale Price** |
|---|---|---|
| 46,700 | £6.975 | £23.600117 |

The Company also announces that on 6 April 2006, certain Directors and PDMRs of the Company exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Executive Share Option Scheme as follows:

| **Director** | **Number of Share Options** | **Option Strike Price** | **Share Sale Price** |
|---|---|---|---|
| S R Thompson | 60,000 | £9.28 | £23.647526 |

| **PDMR** | **Number of Share Options** | **Option Strike Price** | **Share Sale Price** |
|---|---|---|---|
| P Smith | 31,200 | £10.025 | £23.61 |
| R J King | 57,339 | £11.50 | £23.641013 |
| R J King | 34,053 | £9.28 | £23.641013 |

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Joint Deputy Company Secretary
6 April 2006

# Anglo American plc ("the Company")

## Director/PDMR's Interests

The Company announces that on 4 April 2006 Mr R S Robertson, a Person Discharging Managerial Responsibility of the Company ("PDMR"), exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Executive Share Option Scheme as follows:

| Number of Share Options | Option Strike Price | Share Sale Price |
|---|---|---|
| 45,000 | £6.975 | £22.747778 |

The Company also announces that on 4 April 2006 Mr A J Trahar, Chief Executive of the Company, exercised options to acquire and immediately sold, ordinary shares of US$0.50 in the capital of the Company (the "Shares") under the Anglo American plc Executive Share Option Scheme as follows:

| Number of Share Options | Option Strike Price | Share Sale Price |
|---|---|---|
| 115,000 | £9.28 | £22.745777 |

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

Andy Hodges
Joint Deputy Company Secretary
5 April 2006